Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

September 1, 2010

Contact: Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Launches Exchange Traded Note Linked to

S&P 500® Dynamic VEQTORTM Total Return Index

New York, NY (September 1, 2010)—Barclays Capital today announced the listing of the Barclays ETN+ VEQTORTM Exchange Traded Note (ETN) on the NYSE Arca stock exchange under the ticker symbol VQT. The ETN is designed to provide investors with broad equity market exposure.

“Today’s launch expands our suite of volatility-linked products, underscoring our commitment to providing solutions that seek to meet our clients’ needs,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions at Barclays Capital. “The VEQTOR ETN provides investors with an exchange-traded way to access US equity returns with a long volatility overlay designed by Standard & Poor’s to provide an alternative to the S&P 500.”

The Barclays ETN+ VEQTORTM ETN is linked to the performance of the S&P 500® Dynamic VEQTORTM Total Return Index (the “Index”). The Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, volatility and cash. The equity component of the Index is represented by the S&P 500® Total Return IndexTM and the volatility component of the Index is represented by the S&P 500® VIX Short-Term FuturesTM Index.

The ETN is a senior, unsecured, unsubordinated debt security of Barclays Bank PLC.

The prospectus can be found by visiting EDGAR on the U.S. Securities and Exchange Commission (SEC) website at:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201892/d424b2.htm

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC. With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Barclays Capital has offices around the world, employs over 23,000 people and has the global reach, advisory services and distribution power to meet the needs of issuers and investors worldwide.

For further information about Barclays Capital, please visit our website www.barclayscapital.com.

Barclays ETN+

For further information about the Barclays ETN+ platform go to: http://www.ETNPlus.com.

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An investment in Barclays ETN+ notes Involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus supplement and pricing supplement.

Barclays Bank PLC has filed a registration statement (Including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888.227.2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US lnvSol Support, New York, NY 10019.

Barclays ETN+ notes (the “Securities’) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and do not guarantee any return of principal at maturity or upon early redemption. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in the Index or in any particular Index components. The investor fee will reduce the amount of your return at maturity or upon early redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon early redemption of your Securities even if the value of the index has increased. The “intraday indicative value” or “indicative value”, as defined in the applicable pricing supplement is published for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of your Securities, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published Index levels from the index sponsor may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current Index level and therefore the indicative value of your Securities. The actual trading price of the Securities may be different from their indicative value. An investment in Barclays ETN+ notes may not be suitable for all investors.

The Securities may be sold throughout the day on the applicable exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with Barclays Bank PLC as specified in the applicable pricing supplement. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in Barclays ETN+ notes linked to the performance of the S&P 5OO®Dynamic VEQTORTM Total Return Index is subject to risks associated with fluctuations, particularly a decrease, in the value of the index. The market value of the Securities may be influenced by many unpredictable factors.

The value of the Index will depend upon the success of the Index in dynamically allocating between the equity and volatility components. The allocation of the Index to the equity and volatility components is based on realized volatility and implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. The stop loss feature of the Index does not ensure that losses are limited to 2%. For a description of additional risks of investing in the Securities, see “Risk Factors” in the applicable prospectus supplement and pricing supplement.

“Standard & Poor’s®”, “S&P®”, “S&P 5OO®”, “500”, “S&P 500 VIX Short-Term FuturesTM”, “S&P 500® Total Return IndexTM”, “S&P 500® Excess Return IndexTM” and “S&P 500® Dynamic VEQTORTM” are trademarks of Standard & Poor’s Financial Services LLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by the Index sponsor.

©2010 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED — NO BANK GUARANTEE — MAY LOSE VALUE